Exhibit 12.1
Levitt Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$(270,135)	(24,345)	74,723	74,203	35,304
Fixed charges	46,719	40,473	18,869	11,055	7,924
Add: Amortization of capitalized interest	17,949	15,358	8,959	9,872	6,425
Distributed income from equity investees	267	754	447	9,744	1,561
Capitalized interest	(42,912)	(40,473)	(18,869)	(10,796)	(7,691)

	$(248,112)	(8,233)	84,129	94,078	43,523

Fixed charges:
Interest expense	$3,807	—	—	259	233
Interest capitalized	42,912	40,473	18,869	10,796	7,691

	$46,719	40,473	18,869	11,055	7,924

Ratio of earnings to fixed charges	—	—	4.46	8.51	5.49
Deficiency	$294,831	48,706	—	—	—